

May 13, 2013

<u>Via E-mail</u>
Mr. Jeffrey J. Lasher
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

     RE: Crocs, Inc.
                Form 10-K for the Year Ended December 31, 2012
                Filed February 25, 2013
                Form 10-K/A for the Year Ended December 31, 2012
                Filed February 26, 2013
                Form 10-Q for the Period Ended March 31, 2013
                Filed April 29, 2013
                File No. 0-51754

Dear Mr. Lasher:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Business, page 1</u>

<u>Backlog, page 7</u>

1. In future filings, please disclose the amounts of backlog for each segment as of the balance sheet date and as of a comparable date in the preceding fiscal year. Please also disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us supplementally what the revised disclosure will look like.

15. Legal Proceedings, page F-33

2. You indicate that you are not party to any other pending legal proceedings that you believe will have a material adverse impact on your business. In future filings, please revise your disclosure to indicate whether you believe that your legal proceedings will have a material adverse impact on your financial position, results of operations, or cash flows. Please show us supplementally what the revised disclosure will look like.

3. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matter with the United States District Court for the District of Colorado, Spectrum Agencies, U.S. Customs & Border Protection, and Mexico's Federal Tax Authority, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made in future filings. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50. Please show us supplementally what the revised disclosure will look like. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the Period Ended March 31, 2013

1. General, page 7

Accumulated Other Comprehensive Income, page 7

4. In future filings, please provide the disclosures required by ASC 220-10-45-17 through 45-17B about the effects of significant amounts reclassified out of accumulated other comprehensive income. Your disclosures on page 7 indicate that other comprehensive income and related reclassification adjustments are presented gross rather than net of tax. Given that there is not a separate line item which shows the aggregate income tax expense or benefit associated with these amounts, it is not clear how the income tax effect of these amounts are presented pursuant to ASC 220-10-45-11 and 45-12. Please advise or revise your disclosures as necessary in future filings. Please show us supplementally what the revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief